

August 9, 2022

Ernest Garcia, III
Chairman and Chief Executive Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

      Re: Carvana Co.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 24, 2022
          File No. 001-38073

Dear Mr. Garcia:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Total Gross Profit per Unit, page 57

1.   You calculate total gross profit per unit using used vehicle unit sales as the denominator. Please tell us why you include gross profit generated from wholesale sales of vehicles in the total gross profit per unit measure when wholesale sales appear to be unrelated to used vehicle sales.

Non-GAAP Financial Measures, page 63

2.   You disclose Adjusted EBTIDA margin but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

Ernest Garcia, III
Carvana Co.
August 9, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services